Investor Relations
Alfred A. Galgano
Director, Investor Relations
(612) 593-4820
(612)  593-4733 (fax)

Metris Web Site Address
www.metriscompanies.com


           METRIS RECONFIRMS COMMITMENT TO PRUDENT ACCOUNTING


	ST. LOUIS PARK, Minn. (October 5, 1998) -  Metris Companies
Inc. (NASDAQ:MTRS) today reconfirmed the Company's commitment to prudent accounting.
The Securities and Exchange Commission staff ("SEC Staff") recently changed its position regarding revenue recognition on fee-based services for which a full refund period exists. The SEC Staff concluded that no revenue should be recognized until the expiration of the refund period. The Company has changed its revenue recognition policy to reflect the SEC Staff's new position as of September 30, 1998.

Previously, in accordance with generally accepted accounting principles, the Company had recognized a portion of the revenues and expenses associated with such services during the refund period. The adoption of the SEC Staff's change will have the effect of delaying the recognition of revenues on such services until after the expiration of the refund period.

The change in revenue recognition will also result in a corresponding change in the recognition of certain direct-response advertising costs. Following generally accepted accounting principles, the Company is required to defer such costs as revenue is recognized. The estimated cumulative net impact of the change in recognition of revenues and expenses, in net income, is $68,000, as of September 30, 1998, and will have no impact on earnings per share.

The SEC Staff is currently deliberating accounting for direct-response advertising costs. Generally accepted accounting principles currently require qualifying direct-response advertising costs be deferred and amortized as revenue is recognized. One of the changes currently being considered by the
SEC Staff would be to require that such costs be expensed as incurred.    If
the Company were required to adopt such a change, as of September 30, 1998, the estimated, cumulative, one-time, non-cash decrease to net income, resulting from such a change in accounting principles, would be $14.1 million, or $0.70 per share.

 The Company's previous accounting policies followed generally accepted accounting principles. The adoption of the changes and potential changes discussed above will generally require the Company to recognize revenues later and expenses earlier for certain of its fee-based services. Excluding the potential cumulative, one-time, non-cash impact of the proposed accounting change in expense recognition, the Company is comfortable with the consensus of analyst earnings estimates for the fourth quarter of 1998, of $0.74 per share, and the 1999 full-year consensus estimate of $3.46 per share.


The Company's independent auditors, KPMG Peat Marwick, LLP, concur with the Company that its current accounting policies are in accordance with generally accepted accounting principles.

"The fundamental economic value and cash flow of our fee-based services continues to be strong, and is not affected by the proposed accounting change," said Ronald N. Zebeck, President and Chief Executive Officer of
Metris.   "I am confident that our accounting polices remain prudent and our
products and services continue to provide value to our customers.   Our
growth and profitability have not come at the expense of our basic business philosophies, and I am confident that Metris will continue to deliver high quality earnings."

 Metris Companies Inc. is an information-based direct marketer of consumer credit products and fee-based services to moderate income consumers. Based in St. Louis Park, Minn., Metris also has operations in Tulsa, Okla.; Baltimore, Maryland; Champaign, Illinois and Phoenix, Arizona and currently employs approximately 1,600 people.

Visit Metris on the internet at www.metriscompanies.com.





This press release contains forward-looking statements. These statements include statements regarding intent, belief or current expectations of the Company and its management. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements.
Among the factors that could cause actual results to differ materially from those indicated by such forward-looking statements are: the Company's limited operating history as a stand-alone entity; the Company's limited experience with respect to originating and servicing credit card accounts, including limited delinquency, default and loss experience; the lack of seasoning of its credit card portfolio, which makes the predictability of delinquency and loss levels more difficult; risks associated with unsecured credit transactions, particularly to moderate income consumers; risks associated with acquired portfolios; interest rate risks; dependence on the securitization of the Company's credit card loans or the capital markets to fund operations; general economic conditions affecting consumer income, which may increase consumer bankruptcies, defaults and delinquencies; state and federal laws and regulations, including consumer and debtor protection laws; and the highly competitive industry in which the Company operates. Each of these factors is more fully discussed in Exhibit 99 to the Company's Annual Report on Form 10-K, for the fiscal year ended December 31, 1997. Reference to this Cautionary Statement or Exhibit 99 in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of these factors may cause actual results to differ materially from those anticipated in such forward-looking statement or statements.